

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2025

Alexander Cumbo
Chief Executive Officer
Solid Biosciences Inc.
500 Rutherford Avenue, Third Floor
Charlestown, MA 02129

   Re: Solid Biosciences Inc.
     Registration Statement on Form S-3
     Filed March 6, 2025
     File No. 333-285611

Dear Alexander Cumbo:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Tyler Howes at 202-551-3370 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Caroline Dotolo, Esq.